SO 3/3/03

03002504

UF 2-28-03

UNITED STATES
[E]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH, DC SECTION

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradefield Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 LAFAYETTE STREET, ROOM 503
(No. and Street)

NEW YORK (City) NEW YORK (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN C.P.A. NEW YORK (212) 966-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

45 DIVISION STREET (Address) NEW YORK (City) NEW YORK (State) 10002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-7-03

OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31 ~~20~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3\13\2003

____
Notary Public

____
Signature

PRESIDENT
____
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

45 DIVISION STREET, 2nd FLOOR
NEW YORK, N.Y. 10002
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Daniel K. Kwan, C.P.A.
New York, New York
February 3, 2003

TRADERFIELD SECURITIES, INC
Balance Sheet
For The Year ended December 31, 2002

Assets:

Cash			$	310,790
Accounts Receivable				22,511
Clearing Account Deposit				76,042
Furniture & Equipment	$	175,201		
Accumulated Depreciation		(153,246)		21,955
Total Assets			$	431,298

Liabilities And Shareholders' Equity:

Liabilities:				
Commission Payable	$	1,407		
Total Liabilities			$	1,407
Shareholders' Equity				
Common Stock, no par value, 200 shares authorized, issued-100 shares	$	100,000		
Retained Earnings		329,891		
Total Shareholders' Equity			$	429,891
Total Liabilities & Shareholders' Equity			$	431,298

TRADERFIELD SECURITIES, INC.

Statement of Income

For The Period of January 1, 2002 to December 31, 2002

Income:

Commission Income			$	730,649
Interest Income				6,057
Rebate & Service Income				239,455
911 WTC Grant & Misc. Income				170,705
Gross Profit			$	1,146,866

Expenses:

Salaries & Commission Expenses	$	319,149		
Commission to Other Brokers		220,906		
Clearing Agent Commission		156,756		
Customer Related Expenses		1,014		
NYS Corp. Tax		1,000		
Payroll Taxes		24,583		
Real Estate Taxes		14,885		
Rent		142,500		
Office Expenses		24,089		
Telephone		11,733		
Utilities		5,251		
Computer Rental/Leasing Expenses		14,766		
Advertising		200		
Exchange Fees		17,040		
Entertainment		5,090		
Repairs & Maintenance		14,201		
Condo Maintenance Fee		10,890		
Insurance		56,094		
Professional Fee		4,300		
Travel Expenses		4,798		
Depreciation Expenses		25,262		
Subscriptions		6,024		
Errors Account		2,259		
Misc. Expenses		9,818		
Bank charge		655		
Subscriptions to Market Programs		92,840		
Total Expenses			$	1,186,103

Net Profit / Loss	$	(39,237)

TRADERFIELD SECURITIES, INC.

Computation of Basic Net Capital Requirement

For Year Ended December 31, 2002

MINIMUM NET CAPITAL REQUIRED:

6 2/3% of Aggregate Indebtedness	$	94
Minimum Dollar Net Capital Requirement	$	50,000
Net Capital	$	407,936
LESS: Net Capital Requirement	$	50,000
Excess: Net Capital	$	357,936

TRADERFIELD SECURITIES, INC.
Computation of Net Capital
For Year Ended December 31, 2002

Total Shareholders' Equity		$	429,891
Deduct:	Non-Allowable Assets		21,955
Net Capital before Haircuts on Securities Positions			407,936
Deduct:	Haircuts on Securities		-
Net Capital		$	407,936

TRADERFIELD SECURITIES, INC.
Statement of Changes in Stockholders Equity
For Year Ended December 31, 2002

Balance, Beginning	$	469,128
Net Loss for the year	$	(39,237)
Balance, Ending	$	429,891

TRADERFIELD SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:				
Net cash flow from operating activities (Sch. A)			$	12,908
Cash flows from investing activities:				
Cash paid to acquire equipment	$	14,800		
Net cash used by investing activities:				14,800
Net increase (decrease) in cash			$	(1,892)
Cash and cash equivalents, beginning of year				388,724
Cash and cash equivalents, end of year			$	386,832

SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES

Net Income				$	(39,237)
ADD:	Depreciation Expenses	$	25,262		
	Decrease in Accounts Receivable		25,728		
	Decrease in Prepaid Expense		3,074		
	Subtotal			$	54,064
LESS:	Decrease in Accounts Payable		1,919		
	Subtotal				1,919
Net Cash flow from operating activities				$	12,908

TRADERFIELD SECURITIES, INC.
Notes to Financial Statements
For Year Ended December 31, 2002

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.